                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF MAY 2012

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

NGN NETWORK: NEW COMPANY TO DELIVER FIBRE TO 60% OF TRENTINO HOUSEHOLDS

Trentino NGN shareholders include the Autonomous Province, Telecom Italia, McLink and La Finanziaria Trentina. 150,000 properties to be connected. €165 million investment foreseen over ten years

Trento, 18 May 2012

Trentino NGN, the company that will deliver fibre optic to the province of Trento, is fully operational.

The Shareholders' Meeting of the company today approved the entry, alongside the Autonomous Province of Trento, of Telecom Italia, MC Link and La Finanziaria Trentina.

The aim is to connect over 150,000 homes, around 60% of the province's entire housing stock.

Local authorities, hospitals, universities, research bodies and firms will also receive high speed links.

Trentino NGN's investment in the project is estimated at €165 million over the next 10 years.

During this first phase of activity, Trentino NGN will be controlled by the Autonomous Province of Trento with a majority 52.2% stake, following a cash injection of €50 million.

Telecom Italia, meanwhile, will hold a 41.1% share of the capital via the conferment of the rights to use available capacity on its existing passive infrastructure throughout the region for 20 years, valued at €39.4 million.

MC Link and La Finanziaria Trentina have contributed €1.5 million (for a 1.6% stake) and €5 million (a 5.2% stake) respectively.

Subsequently, once certain service penetration levels have been reached, in three years' time, Telecom Italia will hand over its copper network, thereby acquiring majority control of the company.  This will facilitate the migration of the copper to fibre. Telecom Italia has also negotiated an option to acquire the Province's stake in the company, to be exercised after six years.

The shareholders appointed Sergio Bettotti Chairman of the company and Elio Salvadori CEO. The other board members will be Paolo Simonetti, Fulvio Rigotti, Anna Dalpiaz, Pompeo Viganò, Alessandro Talotta, Nicola Barone and Carlo Filangeri.

Today's agreement, which opens the operational phase of fibre in Trentino, follows talks between the parties on 16 December and a memorandum of understanding signed by the Autonomous Province of Trento and Telecom Italia on February 8 after lengthy consultations with all TLC operators in a spirit of transparency and non-discrimination.

Meanwhile, following a specific open tender, the two are already working on a joint project to bridge the digital divide and deliver ADSL at speeds of up to 20 megabits/second to the whole province by spring 2013.

Autonomous Province of Trento

Press Office

+39 0461 492662

http://www.provincia.tn.it

Telecom Italia

Press Office

+39 06 3688 2610

http://www.telecomitalia.com/media

Telecom Italia

Investor Relations

+39 02 8595 4131

http://www.telecomitalia.com/investorrelations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. The press release included in this Form 6-K contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

2. our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

3. our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

4. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

5. our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

6. our ability to successfully achieve our debt reduction targets;

7. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

8. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

9. our services are technology-intensive and the development of new technologies could render such services non-competitive;

10. the impact of political and economic developments in Italy and other countries in which we operate;

11. the impact of fluctuations in currency exchange and interest rates;

12. our ability to successfully implement our strategy over the 2012-2014 period;

13. our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

15. the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and 16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      May 18th, 2012

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager